Exhibit 99.1
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Continutation of Responses

 (1) The reporting person's remaining holdings of the Company's securities consist of 1,161,239 shares of Common Stock (the "Earn-out Shares") which are currently held by Bank of America, N.A. (the "Escrow Agent") pursuant to an Escrow Agreement (the "Escrow Agreement") dated March 19, 2004 among the Company, the Escrow Agent and Haywood D. Cochrane, Jr. as a limited agent of certain former stockholders of Meridian Occupational Healthcare Associates, Inc., including the reporting person. Pursuant to the Escrow Agreement, (i) the reporting person is deemed to be the owner of the Earn-out Shares and (ii) while the Earn-out Shares are held by the Escrow Agent, the reporting person has the power to vote the Earn-out shares (with no action required to be taken by the Escrow Agent).

(2) The sole general partner of Warburg, Pincus Ventures, L.P. ("WPV") is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WPLLC"), manages WPV.

(3) The shares of Preferred Stock are convertible into Common Stock at the rate of 10 shares of Common Stock for each share of Preferred Stock, at a conversion price of $25 per share (subject to antidilution and certain other adjustments). In addition, the Preferred Stock accrues dividends on the original issue price of $25 per share at the rate of 8% per annum. These dividends are payable upon conversion of the Preferred Stock into Common Stock in additional shares of Common Stock and/or, subject to certain conditions, in cash. The conversion reported hereby represents the conversion of 62,359.57 shares of Preferred Stock into 687,648 shares of Common Stock, including 64,053 shares of Common Stock representing accrued dividends. Although the conversion became effective on December 22, 2004, by agreement between the Company and the reporting person, the conversion ratio was calculated as of December 16, 2004 and the 64,053 shares of Common Stock paid as accrued dividends upon conversion represents an assumed conversion date of December 16, 2004. The remaining accrued dividends, for the period between December 16, 2004 and December 22, 2004, will be be paid to the reporting person in cash.

(4) The shares of Preferred Stock are convertible into Common Stock immediately and have no expiration date.